Magal Security Systems Ltd.
17 Altalef Street
Yahud Industrial Zone
Israel 561000

          September 2, 2016

VIA EDGAR

Mr. William F. Mastrianna
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Magal Security Systems Ltd. Registration Statement on Form F-1, File No. 333-213020

Dear Mr. Mastrianna:

The undersigned, on behalf of Magal Security Systems Ltd. (“Magal”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on September 7, 2016, or as soon thereafter as possible.

Management of Magal is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

We acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Magal from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Magal may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your courtesy in this matter.

          Very truly yours,

          /s/Ilan Ovadia
          Ilan Ovadia
          Senior Vice President and
          Chief Financial Officer